Exhibit 99.1

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025, and 2024

[expressed in United States dollars]

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[unaudited] [expressed in United States dollars]

As at		September 30,	December 31,
		2025	2024
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		445,944	5,995,872
Other receivables	4	78,300	374,678
Prepaid expenses and deposits	5	39,294	69,036
Finance receivables, net	6	2,858,066	3,432,340
Investments	7	636,761	1,202,349
Inventory	8	77,622	117,242
Digital assets	9,13	5,207,249	861,230
		9,343,236	12,052,747

Non-current assets
Equipment, net		69,485	76,894
Long-term investments	7	—	2,224
Right-of-use asset, net		121,270	53,488
Intangible assets, net	10	4,619,237	4,933,871
Total assets		14,153,228	17,119,224

LIABILITIES
Current liabilities
Trade and other payables	11,22	4,087,547	4,362,068
Lease obligations		151,798	53,780
Warrants liability	12	—	212,002
Derivative liabilities	14	1,835	280,000
Deferred income	21	—	1,000,000
Notes payable	13	1,975,305	619,029
Convertible debentures	14	429,995	152,113
		6,646,480	6,678,992

Total liabilities		6,646,480	6,678,992

SHAREHOLDERS’ EQUITY
Class A Multiple Voting Share capital	15	151,701	151,701
Class A Multiple Voting Shares to be issued	15	439	—
Class B Subordinate Voting Share capital	15	168,876,091	150,318,624
Warrants	15	1,028,780	1,997,759
Contributed surplus		33,578,589	31,072,543
Foreign exchange translation reserve		276,146	50,795
Accumulated deficit		(195,259,703)	(172,110,884)
Equity attributable to shareholders of the Company		8,652,043	11,480,538
Non-controlling interests	17	(1,145,295)	(1,040,306)
		7,506,748	10,440,232
Total liabilities and shareholders’ equity		14,153,228	17,119,224

Commitments and contingencies	21
Subsequent events	25

On behalf of the Board:

/s/ Zeeshan Saeed	/s/ Eric Hoskins
Zeeshan Saeed	Eric Hoskins
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
	Notes	$	$	$	$

Expenses
General and administrative	19	3,041,374	3,250,030	7,682,760	7,479,525
External research and development fees		495,223	744,802	2,692,770	1,803,048
Share-based payments	16,17	996,194	65,424	2,137,050	234,691
Depreciation and amortization	10	145,336	120,814	416,409	377,768
Total operating expenses		4,678,127	4,181,070	12,928,989	9,895,032

Loss from operations		(4,678,127)	(4,181,070)	(12,928,989)	(9,895,032)

Interest income	20,6	(100,420)	(163,868)	(258,369)	(440,816)
Other income	21	(6,202)	—	(1,949,218)	—
Finance expense, net		91,570	10,371	230,700	31,142
Accretion and interest expense	14	13,505	—	460,564	—
(Gain) loss on settlement of debt	15	(11,250)	(12,320)	(86,113)	5,156
Change in fair value of derivative liabilities and warrant liability	12,14	1,251,276	74	11,911,366	(31,263)
Unrealized gain on change in fair value of digital assets	9	(636,574)	—	(831,372)	—
Realized gain on sale of digital assets	9	(386,124)	—	(490,137)	—
Change in fair value of investments	7	(146,308)	—	(152,880)	—
Loss on issuance of convertible debt	14	—	—	1,490,278	—
Net loss		(4,747,600)	(4,015,327)	(23,253,808)	(9,459,251)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain on translation of foreign operations		145,299	749,564	225,351	415,720
Comprehensive loss		(4,602,301)	(3,265,763)	(23,028,457)	(9,043,531)

Net loss attributable to:
Equity owners of the Company		(5,319,029)	(3,827,170)	(23,148,819)	(8,842,461)
Non-controlling interests	17	571,429	(188,157)	(104,989)	(616,790)
		(4,747,600)	(4,015,327)	(23,253,808)	(9,459,251)

Net (loss) per share
Basic and diluted - continuing operations	18	$(1.25)	$(4.37)	$(7.49)	$(11.06)

Weighted average number of shares outstanding – basic and diluted	18	3,801,151	917,848	3,103,901	855,294

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended September 30, 2025, and 2024

[unaudited] [expressed in United States dollars, except number of shares]

	Class A shares		Class A shares to be issued		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2023	2	151,622	—	—	605,796	137,626,863	158,832	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262
Shares issued [note 15]	10	79	—	—	956,935	9,185,073	—	—	—	—	—	—	9,185,152
Shares for debt [note 15]	—	—	—	—	292,477	1,983,728	—	—	—	—	—	—	1,983,728
Share-based payments [note 16]	—	—	—	—	—	—	—	—	234,691	—	—	—	234,691
Warrants expired [note 15]	—	—	—	—	—	—	(20,769)	(286,189)	286,189	—	—	—	—
Warrants cancelled [note 15]	—	—	—	—	—	—	(7,692)	(439,408)	439,408	—	—	—	—
Exercise of options [note 15,16]	—	—	—	—	1,446	102,563	—	—	(26,098)	—	—	—	76,465
RSU converted to shares [15,16]	—	—	—	—	7,500	31,009	—	—	(31,009)	—	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(616,790)	415,720	(8,842,461)	(9,043,531)
Balance, September 30, 2024	12	151,701	—	—	1,864,154	148,929,236	130,371	1,997,759	31,128,922	(944,291)	833,061	(166,750,621)	15,345,767

Balance, December 31, 2024	12	151,701	—	—	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232
Shares issued - convertible debt [note 14,15]	—	—	—	—	984,792	8,192,245	—	—	—	—	—	—	8,192,245
Shares to be issued [note 15]	—	—	12	439	—	—	—	—	—	—	—	—	439
Shares for debt [note 15]	—	—	—	—	47,785	490,971	—	—	—	—	—	—	490,971
Warrants issued [note 14]	—	—	—	—	—	—	346,806	—	—	—	—	—	—
Warrants expired [note 15]	—	—	—	—	—	—	(77,191)	(968,979)	968,979	—	—	—	—
Exercise of warrants [note 14, 15]	—	—	—	—	354,730	9,126,182	(426,806)	—	—	—	—	—	9,126,182
Share-based payments [note 16]	—	—	—	—	—	—	—	—	2,137,050	—	—	—	2,137,050
Exercise of RSUs [note 15,16]	—	—	—	—	92,690	515,625	—	—	(515,625)	—	—	—	—
Exercise of options [note 15,16]	—	—	—	—	37,192	232,444	—	—	(84,358)	—	—	—	148,086
Comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(104,989)	225,351	(23,148,819)	(23,028,457)
Balance, September 30, 2025	12	151,701	12	439	3,816,691	168,876,091	53,179	1,028,780	33,578,589	(1,145,295)	276,146	(195,259,703)	7,506,748

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CASH FLOWS

For the nine months ended September 30, 2025, and 2024

[unaudited] [expressed in United States dollar]

	2025	2024
	$	$
Operating activities
Net loss	(23,253,808)	(9,459,251)
Add (deduct) items not affecting cash
Depreciation and amortization	416,409	377,768
Interest expense	—	31,142
Accretion expense	460,564	—
Share-based payments	2,137,050	234,691
Change in fair value of investments	(152,880)	—
Change in fair value of derivative liabilities	11,911,366	(31,263)
Loss on issuance of convertible debt	1,490,278	—
Unrealized foreign exchange (gain) loss	(865,625)	414,491
Unrealized gain on change in fair value of digital assets	(831,372)	—
Realized gain on sale of digital assets	(490,137)	—
(Gain) loss on settlement of debt	(86,113)	5,156
Changes in non-cash working capital balances
Finance receivables	574,274	1,111,841
Other receivables	296,378	124,560
Prepaid expenses and deposits	29,742	5,088
Inventory	39,620	—
Deferred income	(1,000,000)	—
Trade and other payables	1,392,840	1,145,060
Cash (used) in operating activities	(7,931,414)	(6,040,717)

Investing activities
Redemption of investments	1,183,716	738,000
Purchase of investments	(462,325)	(3,485,424)
Purchases of digital assets	(5,131,931)	—
Proceeds from sale of digital assets	2,107,421	—
Cash (used in) investing activities	(2,303,119)	(2,747,424)

Financing activities
Proceeds from issuance of shares, net	—	9,185,152
Proceeds from shares to be issued	439	—
Proceeds from convertible debentures	3,200,677	—
Proceeds from exercise of warrants	43,257	—
Payment of lease obligation	(64,130)	(33,825)
Proceeds from share options exercised	148,086	—
Repayment of loans from tax rebate refund	(788,482)	—
Proceeds from loans (RH and Bitgo)	2,144,758	—
Cash provided by financing activities	4,684,605	9,151,327

Net (decrease) increase	(5,549,928)	363,186
Cash and cash equivalents, beginning of the period	5,995,872	2,757,040
Cash and cash equivalents, end of the period	445,944	3,120,226

Non-cash transactions
Shares issued for debt	490,971	1,983,728
Exercise of options - shares issued for services	—	102,563
Recognition of right of use asset	—	78,949
Exercise of warrants	9,026,594	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

1.	Nature of business

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company also maintains selective R&D programs for inflammatory diseases (FSD-PEA) and depression (Lucid-PSYCH), though these initiatives remain secondary priorities. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc. (“FSD Strategic Investments”), which represent loans secured by residential property.

The Company’s registered office is located at 1 Adelaide Street East, Suite 801. On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares (each as defined hereinafter) on a 65:1 basis and changed its name to “Quantum BioPharma Ltd.” with a new trading symbol “QNTM” on both NASDAQ and CSE.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). Celly changed its name to “Unbuzzd Wellness Inc.” (“Unbuzzd”), effective May 23, 2025. The License Agreement provides Unbuzzd access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Unbuzzd the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Unbuzzd rights to certain trademarks. In exchange, Quantum received 200,000,000 Unbuzzd Common Shares (as defined below) following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the Unbuzzd Common Shares deemed outstanding less the 200,000,000 Unbuzzd Common Shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Unbuzzd. On July 31, 2023, the Company and Unbuzzd entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. On April 3, 2024, an amendment to the loan agreement was approved for additional gross proceeds of C$300,000. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Unbuzzd to its shareholders. The License Agreement was amended and restated on August 14, 2024. The condensed consolidated interim financial statements incorporate the assets and liabilities of Unbuzzd as of September 30, 2025, and the results of operations and cash flows for the three and nine months ended September 30, 2025. As of September 30, 2025, the Company had a 19.86% (December 31, 2024 – 22.95%) ownership interest in Unbuzzd through Unbuzzd Common Shares.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at
		September 30, 2025	December 31, 2024
Entity Name	Country	%	%
FSD Biosciences Inc.	USA	100.00	100.00
Prismic Pharmaceuticals Inc. (“Prismic”)	USA	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00
FSD Pharma Australia Pty Ltd (“FSD Australia”)	Australia	100.00	100.00
Unbuzzd Wellness Inc.	Canada	19.86	22.95
Huge Biopharma Australia Pty Ltd (“Huge Biopharma”)	Australia	100.00	100.00

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the condensed consolidated interim statements of financial position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

2.	Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements (“financial statements’) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2024. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on November 6, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional and presentation currency for all periods presented. The Company’s functional currency is the United States dollar, and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Unbuzzd Wellness Inc.	Canadian Dollar
Huge Biopharma Australia Pty Ltd	Australian Dollar

[c] Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2024, and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3.	New standards, amendments and interpretations adopted by the Company

The Company did not adopt any new standards, amendments and interpretations during the period ended September 30, 2025.

4.	Other receivables

The Company’s other receivables are comprised of the following as at:

	September 30, 2025	December 31, 2024
	$	$
Sales tax recoverable	78,138	367,480
Interest receivable	162	156
Other receivables	—	7,042
	78,300	374,678

5.	Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	September 30, 2025	December 31, 2024
	$	$
Research and development	—	26,348
Insurance	24,699	36,162
Other prepaids and deposits	14,595	6,526
	39,294	69,036

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

6.	Finance receivables

Finance receivables consist of secured loan receivables measured at amortized cost, net of allowance for expected credit losses. Finance receivables as at September 30, 2025, are as follows:

$
Balance – December 31, 2024	3,432,340
Additions	219,093
Add: Interest income	195,452
Less: Interest payments	(186,868)
Less: Principal payments	(901,329)
Effects of foreign exchange	99,378
Balance – September 30, 2025	2,858,066
Current	2,858,066
Non-current	—
Balance – September 30, 2025	2,858,066

Allowances for expected credit losses as at September 30, 2025, were $nil (December 31, 2024 - $nil). Finance receivables earn fees at fixed rates between 7%-8.5% per annum and have an average term to maturity of one year from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property. Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

Finance receivables include the following as at September 30, 2025:

$
Minimum payments receivable	2,691,301
Unearned income	166,765
Net investment	2,858,066
Allowance for credit losses	—
Finance receivables, net	2,858,066

As at September 30, 2025, all loans were classified at amortized cost.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

7.	Investments

The following tables outline changes in investments during the period:

			Balance at December 31, 2024	Additions	Disposal	Redemptions	Change in fair value through profit or loss	Effects of foreign exchange	Balance at September 30, 2025
Entity	Instrument	Note	$	$	$	$	$	$	$
A2ZCryptoCap Inc.	Shares	(i)	2,224	-	-	-	5,246	-	7,470
Royal Bank of Canada	GIC	(ii)	20,850	-	-		-	699	21,549
Meridian	GIC	(iii)	1,181,499	-	-	(1,181,499)	-	-	-
Gamestop	Shares	(iv)	-	48,516	-	-	6,044	-	54,560
Genius Group Ltd	Shares	(v)	-	49,009	(2,217)	-	(9,998)	-	36,794
JZR Gold	Shares	(vi)	-	214,161	-	-	115,060	-	329,221
JZR Gold	Warrants	(vi)	-	150,639	-	-	36,528	-	187,167
			1,204,573	462,325	(2,217)	(1,181,499)	152,880	699	636,761

								Current	636,761
								Non-current	-
									636,761

(i) On June 23, 2022, the Company acquired 80,000 shares of A2ZCryptoCap Inc. for C$0.10 per share. As at September 30, 2025, the fair value of the shares was determined based on the quoted market price of the shares of C$0.13 per share (December 31, 2024 – C$0.04).

ii) During the year ended December 31, 2024, the Company purchased four GICs for a total amount of C$4,030,000 from RBC with maturity dates ranging from February 14, 2025, to September 12, 2025. The GICs pay variable interest ranging from 4.20% to 4.95% per annum. As of September 30, 2025, the total balance outstanding was C$30,000 (December 31, 2024 – C$30,000) as three GICs out of the four were effectively redeemed during the year ended December 31, 2024.

(iii) During the year ended December 31, 2024, the Company purchased three GICs for a total amount of C$4,520,000 from Meridian Credit Union (“Meridian”) with maturity dates ranging from December 21, 2024, to March 25, 2025. The GICs pay variable interest ranging from 3.52% to 3.78% per annum. As of September 30, 2025, the total balance outstanding was $Nil as the remaining GICs were redeemed during the period (December 31, 2024 - C$1,700,000).

iv) On July 18, 2025, the Company purchased 2,000 shares of GameStop Corp. (NYSE: GME) for a total amount of $48,516 (C$66,561) for $23.55 per share. As at September 30, 2025, the fair value of the shares was determined based on the quoted market price of $27.28 per share resulting in a gain on change in fair value of $6,044 for the period.

v) On July 25, 2025, the Company purchased 40,000 shares of Genius Group Limited (AMEX: GNS) for a total amount of $49,009 (C$67,237) for a weighted average price of $1.20 per share. On July 28, 2025, the Company sold 1,871 shares of Genius Group Limited (AMEX: GNS) for a total amount of $2,217 (C$3,043). As at September 30, 2025, the fair value of the remaining shares, 38,129 shares, was determined based on the quoted market price of $0.97 per share resulting in a loss on change in fair value of $9,998 for the period.

vi) On July 22, 2025, the Company acquired 1,666,667 units at a price of C$0.30 per unit of JZR Gold Inc (“JZR”) for $364,800 (C$500,000). Each unit is comprised of one common share in the capital of JZR and one non-transferable common share purchase warrant to acquire one common share at a price of C$0.40 per warrant share.

●	The 1,666,667 common shares had a fair value of C$0.28 per share as at September 30, 2025, resulting in a loss on change in fair value of $115,060 for the period.

●	The 1,666,667 associated warrants, valued at $150,639 on acquisition date using the Black Scholes model, had a fair value of $187,167 as at September 30, 2025, resulting in a gain on change in fair value of $36,528 for the period.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

8.	Inventory

Inventories consist of purchased raw materials that will be used in the manufacturing of finished goods and are valued at lower of cost or net realizable value. The cost of inventory is determined on a first-in, first-out basis. The cost of work in-process and finished goods are valued at the lower of cost or net realizable value. As at September 30, 2025, the Company’s inventory consisted of the following balances:

	As at September 30, 2025 $	As at December 31, 2024 $
Raw materials	55,568	51,973
Finished goods	22,054	65,269
Total inventory	77,622	117,242

9.	Digital assets

(a)	The changes in the digital assets balance for the following periods are as follows:

	January 1, 2025 Balance	Additions	Dispositions	Unrealized (loss) gain	September 30, 2025 Balance
	$	$	$	$	$
Bitcoin	356,877	2,541,457	(419,284)	449,518	2,928,568
Dogecoin	154,314	200,000	(401,000)	46,686	—
Solana	350,039	1,837,166	(600,000)	361,946	1,949,151
ETH	—	132,093	(47,000)	(8,678)	76,415
XRP	—	150,000	(150,000)	—	—
SUI	—	50,000	—	3,198	53,198
LINK	—	221,215	—	(21,298)	199,917
	861,230	5,131,931	(1,617,284)	831,372	5,207,249

	January 1, 2024 Balance	Unrealized loss	December 31, 2024, Balance
	$	$	$
Bitcoin	401,000	(44,123)	356,877
Dogecoin	201,000	(46,686)	154,314
Solana	401,000	(50,961)	350,039
	1,003,000	(141,770)	861,230

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Digital assets have a limited history, and the fair value historically has been very volatile. The Company may not be able to liquidate its inventory of digital assets currency at its desired price if required. The Company has recognized an unrealized gain in change in fair value of $636,574 and $831,372 for the three and nine months ended September 30, 2025, respectively (2024 - $nil and $nil, respectively).

During the nine months ended September 30, 2025, the Company invested an additional $5,131,931 in digital assets. The Company also sold $1,617,284 in digital assets for total gross proceeds of $2,107,421 and recognized a gain on sale of digital assets of $386,124 and $490,137 for the three end nine months ended September 30, 2025, respectively, (2024 - $nil and $nil, respectively).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The following table presents the Company’s digital assets, measured at fair value less and categorized into levels of the fair value hierarchy on the condensed consolidated interim statements of financial position as at the following:

As at September 30, 2025

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	5,207,249	—

As at December 31, 2024

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	861,230	—

10.	Intangible assets

Intangible assets as at September 30, 2025, are as follows:

Cost	Lucid
$
As at December 31, 2024, and September 30, 2025	6,314,571

Accumulated amortization	$
As at December 31, 2024	1,380,700
Amortization	314,634
As at September 30, 2025	1,695,334

Net book value
As at September 30, 2025	4,619,237
As at December 31, 2024	4,933,871

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

11.	Trade and other payables

Trade and other payables consist of the following as at:

	September 30, 2025	December 31, 2024
	$	$
Trade payables	2,609,475	3,254,838
Accrued liabilities (i)	1,478,072	1,107,230
	4,087,547	4,362,068

(i) Accrued liabilities consist of the following as at:

	September 30, 2025	December 31, 2024
	$	$
External research and development fees	—	55,670
Operational expenses	122,398	178,307
Professional and other fees	946,481	464,060
Accrued interest	409,193	409,193
	1,478,072	1,107,230

12.	Warrants Liability

[a] August 2020 Warrants

In August 2020, the Company issued 42,499 Class B Subordinate Voting Shares and 21,250 warrants to purchase Class B Subordinate Voting Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Subordinate Voting Share of the Company at an exercise price of $276.90 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss.

During the nine months ended September 30, 2025, 21,250 outstanding warrants expired.

The fair value of the warrants liability as at September 30, 2025, was $Nil (December 31, 2024 – $2) resulting in a gain on change in fair value of $2 for the nine months ended September 30, 2025 (2024 – $31,263). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

December 31, 2024
Share price	$3.68
Exercise price	$276.90
Expected dividend yield	-
Risk free interest rate	2.91%
Expected life	0.60
Expected volatility	134%

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

[b] December 2024 Warrants

During the year ended December 31, 2024, the Company issued warrants attached to its convertible debenture (Note 14).

The Company determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability as at December 13, 2024, the date of issuance was $245,147. During the nine months ended September 30, 2025, 80,000 total warrants outstanding were exercised on a cashless basis into 66,315 Class B Subordinate Voting Shares. The fair value of the warrants as of September 30, 2025, was $Nil (December 31, 2024 - $212,000) as there were no warrants outstanding as at period end. The fair value of the warrants on June 25, 2025, the date of exercise, was $1,797,056, resulting in a change in fair value of $1,585,056 for the nine months ended September 30, 2025.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	December 13, 2024	December 31, 2024	June 25, 2025
Share price (CAD)	$5.80	$5.20	$33.48
Exercise price (CAD)	$7.00	$7.00	$7.00
Expected dividend yield	-	-	-
Risk free interest rate	2.97%	2.96%	2.940%
Expected life	5.00	4.95	4.47
Expected volatility	104.39%	104.52%	118.86%
Foreign exchange rate	0.70	0.70	0.73

[c] January 2025 Warrants

On January 20, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability at the date of issuance on January 20, 2025, was $405,656. The fair value of the warrants as of September 30, 2025, was $Nil as there were no warrants outstanding as of period end. During the nine months ended September 30, 2025, 152,577 total warrants outstanding were exercised on a cashless basis into 133,002 Class B Subordinate Voting Shares. The fair value of the warrants on June 25, 2025, the date of exercise, was $3,484,401, resulting in a change in fair value of $3,078,745 for the nine months ended September 30, 2025

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	January 20, 2025	June 25, 2025
Share price (CAD)	$4.90	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.99%	2.90%
Expected life	5.00	4.58
Expected volatility	106.90%	118.86%
Foreign exchange rate	0.70	0.73

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

[d] March 6, 2025 Warrants

On March 6, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability as at date of issuance on March 6, 2025, was $38,702. The fair value of the warrants as of September 30, 2025, was $Nil as there were no warrants outstanding as of period end. During the nine months ended September 30, 2025, 10,309 total warrants outstanding were exercised on a cashless basis into 8,986 Class B Subordinate Voting Shares. The fair value of the warrants on June 25, 2025, the date of exercise, was $235,883, resulting in a change in fair value of $197,181 for the nine months ended September 30, 2025.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 6, 2025	June 25, 2025
Share price (CAD)	$6.44	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.72%	2.90%
Expected life	5.00	4.70
Expected volatility	115.20%	118.86%
Foreign exchange rate	0.70	0.73

[e] March 28, 2025 Warrants

On March 28, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability as at date of issuance was $1,218,875 (Note 15). The fair value of the warrants as of September 30, 2025, was $Nil as there were no warrants outstanding as of period end. On June 24, 2025, 8,500 warrants were exercised at a price of $7.00 for total gross proceeds of $43,257 (C$59,500) (Note 15). During the nine months ended September 30, 2025, the remaining 175,420 warrants were exercised on a cashless basis into 137,927 Class B Subordinate Voting Shares (Note 15) on various dates between June 25, 2025, to July 31, 2025. The total fair value of the total warrants on the various dates of exercise was $3,565,586, resulting in a change in fair value of $2,346,711 for the nine months ended September 30, 2025.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 28, 2025	June 25, 2025 – July 31, 2025
Share price (CAD)	$11.08	$25.89 - $33.48
Exercise price (CAD)	$7.00	$7.00
Expected dividend yield	-	-
Risk free interest rate	2.61%	2.90% - 3.01%
Expected life	5.00	4.67 - 4.77
Expected volatility	116.80%	118.79% - 118.86%
Foreign exchange rate	0.70	0.72 - 0.74

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

13.	Notes payable

As at September 30, 2025, the Company has total notes payable balance of $1,975,305 (December 31, 2024 - $619,029).

RH Capital Finance CO LLC (“RH Capital”)

The loans structured with RH Capital allows the two Australian-based subsidiaries of the Company, FSD Australia and Huge Biopharma, to access liquidity as part of the Australian tax rebate scheme structure to finance its research and developments activities in Australia.

i)	On February 23, 2025, the Company, through its subsidiary Huge Biopharma, issued a note payable of $466,506 (AUD $710,000) to RH Capital, with an interest rate of 17.0% per annum and maturing in June 2025. During the nine months ended September 30, 2025, the Company accrued interest of $27,950 (AUD $42,538) and the total outstanding balance was $494,455 (AUD $752,538).

ii)	During the year ended December 31, 2024, the Company, through its subsidiary Huge Biopharma, issued a note payable of $328,525 (AUD $500,000) to RH Capital with an interest rate of 17.0% per annum and maturing in June 2025. The total outstanding balance including interest was $368,981 (AUD $558,528) as of September 30, 2025 (December 31, 2024 - $318,480).

iii)	During the nine months ended September 30, 2025, the Company was awarded a tax rebate refund of $1,149,747 (AUD 1,564,069) by the Australian government. The rebate was initially disbursed from the Australian government to RH capital, which applied that amount against the outstanding debt owed by Huge Biopharma of AUD 1,311,067. The remaining balance of AUD 253,002 was subsequently transferred to Huge Biopharma.

iv)	On May 15, 2025, the Company, through its subsidiary FSD Australia, issued a note payable of $635,496 (AUD $960,000) to RH Capital, with an interest rate of 16.0% per annum and maturing on November 30, 2025. During the nine months ended September 30, 2025, the Company accrued interest of $39,260 (AUD $59,307) and the total outstanding balance was $674,756 (AUD $1,019,307).

BitGo

On June 4, 2025, the Company obtained a $1,000,000 loan from its primary crypto assets custodian, BitGo Trust Company, Inc., secured by 14.87584 Bitcoin units pledged as collateral. The collateral was valued as at September 30, 2025, at $1,697,009. The pledged Bitcoin collateral of 14.87584 units is subject to trading restrictions while securing the loan facility. However, the Company retains the contractual right to recall the collateral at its sole discretion, upon which the Bitcoin would be immediately released from trading restrictions and available for corporate use. The loan carries an annual interest rate of 9%, payable monthly, and has an open-ended duration, allowing the Company to terminate the loan at its discretion. The collateralization level was set at 150%, with a margin call threshold of 140%, corresponding to a Bitcoin price of approximately $94,000. An origination fee of $5,000 was incurred at the initiation of the transaction.

Prismic

The remaining note payable balance of $300,549 was assumed on the acquisition of Prismic and is due on demand.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

14.	Convertible debentures

December 2024 Debentures

In December 2024, the Company issued a total of 1,000 convertible debenture units of the Company (the “2024 Debenture Units”) at a price of C$1,000 per 2024 Debenture Unit for total gross proceeds of $702,700 (C$1,000,000) (“Tranche 1 and 2”). The December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Each 2024 Debenture Unit consists of (i) one convertible debenture having a face value of C$1,000 (each a “December 2024 Debenture”); and (ii) 80 class B Subordinate Voting Share purchase warrants (each a “December 2024 Warrant”) exercisable for 80 Class B subordinate voting shares in the Company (each, a “Subordinate Voting Share”). The Debentures mature 36 months from the date of issuance (the “December 2024 Debenture Maturity Date”) and bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter. If the holder (“2024 Denture Holder”) of the December 2024 Debenture elects, in its sole and absolute discretion, interest may be paid in Shares at the Conversion Price in effect on the date of payment. The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into class B Shares at a conversion price of C$6.25 per Share subject to adjustment (“Conversion Price”). Each December 2024 Warrant entitles the holder to acquire one a “December 2024 Warrant Share” at a price of C$7.00 per December 2024 Warrant Share, for a period of five years from the date of issuance. If the entire amount owing on the December 2024 Debenture is converted within 6 months of the issuance date, the Holder is entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the December 2024 Debenture Maturity Date, which the holder may convert all of any part into Class B Subordinate Voting Shares at the Conversion Price.

The Company may redeem the December 2024 Debentures at any time prior to maturity, in whole or in part, upon fifteen days’ notice and payment of certain penalties as applicable. The December 2024 Debenture was determined to be a financial instrument comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $245,147 (Note 12).

The fair value of the conversion feature is determined by using with-and-without method (“with-and-without method’) that considers change in expected cash flows due to the conversion. The model includes all terms of the December 2024 Debenture described above as well as the probability of conversion, the impact of default barrier and the implied credit spread of the Company. The fair value of the conversion feature as at December 13, 2024, the date of issuance was $320,000. The fair value of the conversion feature as at September 30, 2025, was $Nil (December 31, 2024 - $280,000) as the entire amount of the December 2024 Debenture was converted during the period ended September 30, 2025.

On May 5, 2025, the December 2024 Holder converted a partial amount of the December 2024 Debenture into an aggregate of 103,534 Class B Subordinate Voting Shares (Note 15). On May 23, 2025, the December 2024 Holder converted the remaining amount of the December 2024 Debenture into an aggregate amount of 105,840 Class B Subordinate Voting Shares (Note 15). Thus, the total amount of Class B Subordinate Voting Shares converted under the December 2024 Debenture was $209,374.

The fair value of the conversion feature as at dates of conversion on May 5, 2025, and May 23, 2025, was $1,088,190, and $739,260, respectively. Where the original terms of the December 2024 Debentures permit the December 2024 Holder to convert at any time before maturity, and the note is subsequently converted early at the holder’s option, the conversion date is deemed to be the instrument’s maturity date.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The fair values were determined using the assumptions below:

	December 13, 2024	December 31, 2024	May 5, 2025	May 23, 2025
Share price (CAD)	$5.85	$5.20	$11.86	$15.89
Conversion price (CAD)	$6.25	$6.25	$6.25	$6.25
Expected Volatility	98.04%	100.68%	109.68%	111.59%
Risk free interest rate	2.78%	2.70%	2.83%	2.83%
Expected life	3.00	2.95	2.64	2.60
Credit Spread	25%	25%	25%	25%
Foreign exchange rate	0.7025	0.6952	0.7240	0.7270

As of September 30, 2025, the Company had the following December 2024 Debenture balance outstanding:

Proceeds	$702,700
Value of conversion option	320,000
Value of warrants (Note 12 [b])	245,147
Initial recognition of debt	$137,553
Accretion expense	14,560
Balance, December 31, 2024	$152,113
Accretion expense	7,426
Balance, date of conversion, May 5, 2025	$159,539
Amount converted	(81,079)
Balance, May 5, 2025	$78,460
Accretion expense	2,630
Balance, date of conversion, May 23, 2025	$81,090
Amount converted	(81,090)
Balance, September 30, 2025	$-

January 2025 Debentures

On January 20, 2025, the Company closed the third tranche of the December 2024 Offering (“Tranche 3”) and issued 1,480 December 2024 Debenture Units for aggregate gross process of $1,032,744 (C$1,480,000). The Tranche 3 December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Tranche 3 was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and a reduced exercise price of C$5.25 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $405,656 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at January 20, 2025, as at the date of issuance was $599,770.

On February 7, 2025, the debt holder converted a partial amount of the December 2024 Debenture into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 15). On February 26, 2025, the debt holder converted the remaining amount of the December 2024 Debenture into an aggregate amount of 221,237 Class B Subordinate Voting Shares (Note 15). Thus, the total amount of Class B Subordinate Voting Shares converted under the December 2024 Debenture was 373,814.

The fair value of the conversion feature as at dates of conversion on February 7 and February 26, 2025, was $2,912,862, and $656,513, respectively. Where the original terms of the debentures permit the holder to convert at any time before maturity, and the note is subsequently converted early at the holder’s option, the conversion date is deemed to be the instrument’s maturity date.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The fair values were determined using the assumptions below:

	January 20, 2025	February 7, 2025	February 26, 2025
Share price (CAD)	$4.90	$16.16	$8.27
Conversion price (CAD)	$4.85	$4.85	$4.85
Expected Volatility	93.66%	105.28%	104.91%
Risk free interest rate	2.99%	2.63%	2.70%
Expected life	3.00	2.95	2.90
Credit Spread	25%	25%	25%
Foreign exchange rate	0.6978	0.6994	0.6974

The carrying amount of the host liability, at amortized cost, updated to the date of conversion, together with carrying amount of the derivative liability, which is remeasured to fair value immediately before conversion, is transferred to equity such that no gain or loss is recognized on settlement. The Company also incurred a total of $210,872 interest penalties for early conversion of the debentures. This amount was transferred to share capital.

As of September 30, 2025, the Company had the following January 2025 Debenture balance outstanding:

Proceeds	$1,032,744
Value of conversion option	599,770
Value of warrants (Note 12 [c])	405,656
Initial recognition of debt – January 20, 2025	$27,318
Accretion expense	14,186
Balance, date of conversion – February 7, 2025	$41,504
Amount converted	(27,845)
Balance, February 7, 2025	$13,659
Accretion expense	7,519
Balance, date of conversion, February 26, 2025	$21,178
Amount converted	(21,178)
Balance, September 30, 2025	$-

March 6, 2025 Debentures

On March 6, 2025, the Company closed the fourth tranche of the December 2024 Offering (“Tranche 4”) and issued 100 December 2024 Debenture Units for aggregate gross process of $69,890 (C$100,000). Tranche 4 was completed under the same terms as the amended December 2024 Debentures, including a conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and an exercise price of C$5.25 per December 2024 Warrant share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $38,702 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at March 6, 2025, the date of issuance was $30,000.

On March 25, 2025, the debt holder converted the December 2024 Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares (Note 15). The fair value of the conversion feature as at date of conversion on March 25, 2025, did not change from the value on the date of issuance.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The fair value was determined using the assumptions below:

March 6, 2025
Share price (CAD)	$6.44
Conversion price (CAD)	$4.85
Expected Volatility	106.09%
Risk free interest rate	2.72%
Expected life	3.00
Credit Spread	25%
Foreign exchange rate	0.6989

The carrying amount of the host liability, at amortized cost, updated to the date of conversion, together with carrying amount of the derivative liability, which is remeasured to fair value immediately before conversion, is transferred to equity such that no gain or loss is recognized on settlement. There was no change in accretion amount from date of issuance to date of conversion.

As of September 30, 2025, the Company had the following March 6, 2025, Debenture balance outstanding:

Proceeds	$69,890
Value of conversion option	30,000
Value of warrants (Note 12 [d])	38,702
Initial recognition of debt - March 6, 2025 and date of conversion, March 25, 2025	$1,188
Amount converted	(1,188)
Balance, September 30, 2025	$-

March 28, 2025 Debentures

On March 28, 2025, the Company closed the final tranche of the December 4, 2024 Offering (“Tranche 5”) and issued 2,420 December 2024 Debenture Units for aggregate gross proceeds of $1,683,352 (C$2,420,000). Tranche 5 was completed under amended terms, including an increased conversion price of C$6.60 per share, a reduced warrant ratio of 76 December 2024 Warrants per December 2024 Debenture Unit, and an increased exercise price of C$7.00 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $1,218,875 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at March 28, 2025, the date of issuance was $1,954,755. As the fair value of warrants and conversion feature are higher than the principal debt amount on the date of issuance, there was a loss on issuance of convertible debt of $1,490,278 for the period ended September 30, 2025.

Of the 2,420 December 2024 Debenture Units issued, 330 December 2024 Debenture Units were issued to a related party of the Company, which is an entity controlled by a director of the Company, 330 December 2024 Debenture Units were issued to an entity, which is controlled by a family member of a director of the Company, and 1,060 December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Of the total loss on issuance of convertible debt of $1,490,278, $1,059,206 was allocated to related parties, therefore disclosed as part of the share-based compensation balance in the key management disclosure in Note 22.

During the period ended September 30, 2025, debt holders converted partial amounts of the December 2024 Debentures into Class B Subordinate Voting Shares on various dates. As of September 30, 2025, the entire December 2024 Debenture was converted, and a total of 376,347 Class B Subordinate Voting Shares were issued.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Where the original terms of the debentures permit the holder to convert at any time before maturity, and the note is subsequently converted early at the holder’s option, the conversion date is deemed to be the instrument’s maturity date. The fair values of the conversion feature and assumptions used to determine such values, on the date of issuance and conversions are as follows:

	March 28, 2025	April 10, 2025	April 23, 2025	May 12, 2025	May 21, 2025	June 5, 2025
Share price (CAD)	$11.08	$9.38	$9.53	$12.77	$17.03	$18.78
Conversion price (CAD)	$6.60	$6.60	$6.60	$6.60	$6.60	$6.60
Expected Volatility	108.64%	107.93%	108.27%	106.62%	107.09%	107.90%
Risk free interest rate	2.61%	2.81%	2.84%	2.80%	2.97%	2.86%
Expected life	3.00	3.00	2.98	2.93	2.9	2.86
Credit Spread	25%	25%	25%	25%	25%	25%
Foreign exchange rate	0.6952	0.7135	0.7209	0.7144	0.7221	0.7321
Conversion value	$1,954,755	$2,029,678	$2,001,723	$2,612,294	$3,404,094	$3,740,737

As of September 30, 2025, the Company had the following March 28, 2025 Debenture balance outstanding

Proceeds	$1,683,352
Value of conversion option	1,954,755
Value of warrants (Note 12 [e])	1,218,875
Loss on issuance of convertible	(1,490,278)
Initial recognition of debt - March 28, 2025	$-

The Company has a derivative liabilities and convertible debentures balance of $Nil as of September 30, 2025.

Convertible Debentures issued by Unbuzzd

As of September 30, 2025, the derivative liabilities of $1,835 and convertible debentures of $429,995 remaining on the consolidated interim statements of financial position are related to Unbuzzd.

In April 2025, Unbuzzd issued a total of 172 unsecured convertible debenture units of Unbuzzd (each an ‘Unbuzzd Debenture’) at a price of US$1,000 per Unbuzzd Debenture for gross proceeds of $177,416. Each Unbuzzd Debenture includes an interest rate at 8% per annum, accruing annually and is added to the principal of the Unbuzzd Debenture when accrued, payable upon the earlier of April 15, 2027 (the “Unbuzzd Maturity Date”) or date of conversion. If Unbuzzd has not completed a Liquidity Event (defined below) on or before April 15, 2026, an additional 10% per annum (for an aggregate of 18%) will begin to accrue monthly starting April 16, 2026.

The Unbuzzd Debenture holder has the right, from time to time and at any time while any portion of the principal amount or any accrued and unpaid interest on the Unbuzzd Debenture is outstanding, to convert all or any portion of the outstanding principal amount and interest into units of Unbuzzd (each, a “Unbuzzd Unit”) at the Unbuzzd Conversion Price (defined below).

Each Unbuzzd Unit consists of one (1) common share in the capital of Unbuzzd (each, a “Unbuzzd Common Share”) and (ii) one half of a one (1/2) Unbuzzd Common Share purchase warrant (each whole warrant, a “Unbuzzd Warrant”). Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before April 15, 2027 for 115% of the Unbuzzd Liquidity Event Price.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The conversion price (“Unbuzzd Conversion Price”) is equal to:

i)	US$0.15 per Unbuzzd Unit;

ii)	In the event of an Unbuzzd Qualified Financing, then 0.80 multiplied by the Unbuzzd Qualified Financing Price; or

iii)	In the event of an Unbuzzd Liquidity Event, then 0.80 multiplied by the Unbuzzd Liquidity Event Price:

Following the completion of an Unbuzzd Qualified Financing or immediately prior to an Unbuzzd Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Unbuzzd Units at the Unbuzzd Conversion Price. Unbuzzd Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$2,000,000. Unbuzzd Liquidity Event means a takeover transaction or going public transaction.

Tranche 2

On July 7, 2025, Unbuzzd issued a total of 50 unsecured convertible debenture units at a price of US$1,000 per Debenture for gross proceeds $50,000 with the same terms as Tranche 1.

Tranche 3

In August and September 2025, Unbuzzd issued a total of 92.50 unsecured convertible debenture units (each, an ‘Unbuzzd Debenture’) at a price of US$1,000 per Debenture for gross proceeds $92,500 with the same terms as Tranche 1.

The convertible debenture was determined to be financial instruments comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange as well as failing the fixed-to-fixed clause for classifying as equity. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability.

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own volatility history. The share price of $0.00017 (C$0.00025) was deemed reasonable by management. The fair value of the conversion feature as at April 15, 2025, July 7, 2025, and August/September 2025, the dates of issuances were $nil. The fair value of the conversion feature as at September 30, 2025, was also $nil, resulting in no change in fair value during the period for all tranches. The fair values were determined using the assumptions below:

	April 15, 2025	July 7, 2025	August/September 2025	September 30, 2025
Share price (USD)	$0.00017	$0.00017	$0.00017	$0.00017
Conversion price (USD)	$0.15000	$0.15000	$0.15000	$0.15000
Expected Volatility	119.78%	132.95%	141.48%	142.50%
Risk free interest rate	2.54%	2.69%	2.50%	2.47%
Expected life (years)	2.00	1.77	1.77	1.56
Credit Spread	25%	25%	25%	25%
Foreign exchange rate	1.39	1.37	1.37	1.39

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Secured debentures

On July 25, 2025, Unbuzzd issued a total of 110 secured convertible debenture units (each an “Unbuzzd Secured Debenture”) at a subscription price of US$1,000 per Debenture. Each Debenture Unit consists of (i) a USD$1,111.11 principal amount secured convertible debenture and (ii) such number of common share purchase Unbuzzd Warrants for gross proceeds of $122,222. The Unbuzzd Secured Debentures will mature (the “Unbuzzd Secured Debenture Maturity Date”) on the earlier of (i) July 25, 2026, or (ii) the date that is one month following the closing of a Qualified Financing, as defined below.

Each unit consists of one (1) Unbuzzd Common Share and (ii) one Unbuzzd Warrant. Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before July 25, 2027, for 115% of the Liquidity Event Price.

The conversion price (“Unbuzzd Secured Debenture Conversion Price”) is equal to:

i)	US$0.05 per Unbuzzd Unit;

ii)	In the event of a Qualified Financing, then 0.80 multiplied by the Qualified Financing Price; or

iii)	In the event of a Liquidity Event, then 0.80 multiplied by the Liquidity Event Price:

Following the completion of a Qualified Financing or immediately prior to a Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Secure Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Units at the Conversion Price.

Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$500,000. Liquidity Event means a takeover transaction or going public transaction.

The Unbuzzd Secured Debenture is collateralized by a priority security interest in substantially all assets of Unbuzzd pursuant to the terms of a general security agreement.

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own trading and volatility history. The share price input of $0.00017 (C$0.00025) was deemed reasonable by management and is supported by third party valuations obtained from external financial advisors. The fair value of the conversion feature as at July 25, 2025, the date of issuance was $Nil. The fair value of the conversion feature as at September 30, 2025, was $1,835. The fair value was determined using the assumptions below:

	July 25, 2025	September 30, 2025
Share price (USD)	$0.00017	$0.00017
Conversion price (USD)	$0.05000	$0.05000
Expected Volatility	168.20%	183.67%
Risk free interest rate	2.77%	2.47%
Expected life (years)	1.00	1.00
Credit Spread	25%	25%
Foreign exchange rate	1.37	1.39

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

As of September 30, 2025, the Company had the following total debentures balance outstanding for the secured and unsecured tranches:

	Unsecured	Secured	Total
Proceeds	$292,467	$122,222	$414,689
Value of conversion option	-	-	-
Value of warrants	-	-	-
Initial recognition of debt	$292,467	$122,222	$414,689

Accretion expense	14,819	487	15,306
Balance, September 30, 2025	$307,286	$122,709	$429,995

Warrant liability

During the period ended September 30, 2025, Unbuzzd issued warrants attached to its convertible debentures.

Unbuzzd determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). Unbuzzd uses the Black-Scholes pricing model to estimate fair value. Expected volatility was estimated by using historical volatility of other companies that the Unbuzzd considers comparable that have trading and volatility history. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability on dates of issuance for both secured and unsecured convertible debentures issued was $Nil. The fair value of these warrants as of September 30, 2025, was also $Nil.

The fair value of the unsecured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	April 15, 2025	July 7, 2025	August/September 2025	September 30, 2025
Share price (USD)	$0.0047	$0.0047	$0.0047	$0.0046
Exercise price (USD)	$0.0047	$0.0047	$0.0047	$0.0046
Expected dividend yield	-	-	-	-
Risk free interest rate	2.54%	2.69%	2.50%	2.47%
Expected life (years)	2.00	1.77	1.57	1.54
Expected volatility	119.78%	132.95%	141.83%	142.50%
Foreign exchange rate	1.39	1.37	1.37	1.39

The fair value of the secured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	July 25, 2025	September 30, 2025
Share price (USD)	$0.0047	$0.0046
Exercise price (USD)	$0.0047	$0.0046
Expected dividend yield	-	-
Risk free interest rate	2.77%	2.47%
Expected life (years)	2.00	1.82
Expected volatility	168.20%	183.67%
Foreign exchange rate	1.37	1.39

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

15.	Share capital

[a]	Authorized

The Company is authorized to issue an unlimited number of class A multiple voting shares (“Class A Multiple Voting Shares”) and an unlimited number of Class B Subordinate Voting Shares, all without par value. All shares are ranked equally regarding the Company’s residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B Subordinate Voting Shares are entitled to one (1) vote per share held.

[b]	Issued and outstanding

During the year ended December 31, 2024, the Company consolidated its Class A and Class B shares on a 65:1 basis, and the effect was applied retroactively for all comparative periods presented.

Reconciliation of the Company’s share capital is as follows, adjusted for the share consolidation:

	Class A shares		Class A shares To be issued		Class B shares		Warrants
	#	$	#	$	#	$	#	$
Balance, December 31, 2023	2	151,622	—	—	605,796	137,626,863	158,832	2,723,356
Shares issued [a]	10	79	—	—	956,935	9,185,073	—	—
Shares for debt [b]	—	—	—	—	292,477	1,983,728	—	—
Warrants expired [note c]	—	—	—	—	—	—	(20,769)	(286,189)
Exercise of options [d]	—	—	—	—	1,446	102,563	—	—
Warrants cancelled [e]	—	—	—	—	—	—	(7,692)	(439,408)
RSUs converted to shares [f]	—	—	—	—	7,500	31,009	—	—
Balance, September 30, 2024	12	151,701	—	—	1,864,154	148,929,236	130,371	1,997,759

Balance, December 31, 2024	12	151,701	—	—	2,299,502	150,318,624	210,370	1,997,759
Shares issued - convertible debentures [g]	—	—	—	—	984,792	8,192,245	—	—
Exercise of options [h]	—	—	—	—	37,192	232,444	—	—
Warrants issued [i]	—	—	—	—	—	—	346,806	—
Warrants expired [j]	—	—	—	—	—	—	(77,191)	(968,979)
Exercise of warrants [k]	—	—	—	—	354,730	9,126,182	(426,806)	—
Exercise of RSUs [l]	—	—	—	—	92,690	515,625	—	—
Shares issued for debt [m]	—	—	—	—	47,785	490,971	—	—
Shares to be issued [n]	—	—	12	439	—	—	—	—
Balance, September 30, 2025	12	151,701	12	439	3,816,691	168,876,091	53,179	1,028,780

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Activity during the nine months ended September 30, 2024

[a]	During the nine months ended September 30, 2024, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) to sell Class B Subordinate Voting Shares, having an aggregate offering price up to $11,154,232. During the nine months ended September 30, 2024, the Company issued 956,935 common shares for gross proceeds of $9,612,409. A cash commission of $288,373 based on 3.0% of the aggregate gross proceeds, plus other trading expenses of $138,963, resulted in total share issuance costs of $427,336. The net proceeds were $9,185,073.

During the nine months ended September 30, 2024, the Company issued 10 Class A Multiple Voting Shares of the Company for total gross proceeds of approximately C$108.

[b]	In March 2024, the Company settled an aggregate of $524,324 (C$637,750) of amounts owing to an arm’s length creditor through the issuance of 9,231 Class B Subordinate Voting Shares at a price of $58.70 per Class B Subordinate Voting Share for total value of $541,800. Included in this amount is 846 Class B Subordinate Voting Shares issued pursuant to the conversion of RSUs, which vested immediately upon grant (Note 12). Each RSU entitled the holder to acquire one Class B Subordinate Voting Share upon vesting. The Company incurred a loss on settlement of debt of $17,476 as the share price on the date of issuance was higher than the price stated in the agreement.

In February 2024, the Company issued 605 Class B Subordinate Voting Shares at a deemed price of $55.90 per Class B Subordinate Voting Share to settle an aggregate amount of $33,636 owing to an arm’s length creditor.

In June 2024, the Company settled an aggregate of $109,614 (C$150,000) of amounts owing to arm’s length creditors through the issuance of 7,692 Class B Subordinate Voting Shares at a price of $14.30 per Class B Subordinate Voting Share for total value of $109,614. The agreements state that the creditors will accept shares as payment and settlement of debt, provided that upon selling the debt settlement shares, the creditors have received net proceeds from the sale equal to the debt. For any losses, if any, calculated as the total debt minus the net proceeds, shall be added back to the debt amount on a dollar-for-dollar basis by the amount of the loss.

In July and August 2024, the Company issued a total of 22,308 Class B Subordinate Voting Shares to settle debts owing to two arm’s length creditors to settle an aggregate of $244,049 at prices ranging from $4.71 to $14.32 per share. As at September 30, 2024, there were amounts remaining in payables for these creditors. There were no gains or losses recognized.

In July 2024, the Company issued a total of 2,308 Class B Subordinate Voting Shares to settle debts owing to an arm’s length creditor to settle an aggregate of $33,057 at a price of $14.32 per share. The Company recognized a gain on settlement of $12,321 and there were no amounts remaining payable as at September 30, 2024.

In July 2024, the Company issued a total of 2,173 Class B Subordinate Voting Shares to settle debts owing to an arm’s length creditor to settle an aggregate of $24,866 at a price of $11.44 per share. There were no amounts remaining in payables as at September 30, 2024. There were no gains or losses recognized.

In September 2024, the Company completed debt settlements in the amount of $997,920 (C$1,350,000) to the Company’s executives through the issuance of 248,160 Class B Subordinate Voting Shares, at a deemed price of $4.02 (C$5.44) per Class B Subordinate Voting Share with a total value of $996,705. The difference was related to foreign exchange translation.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

[c]	During the nine months ended September 30, 2024, 20,769 warrants expired unexercised.

[d]	During the nine months ended September 30, 2024, 1,446 share options were exercised with a price of $71.50 (C$97.50) in exchange for 1,446 Class B Subordinate Voting Shares. The shares were issued in exchange for services.

[e]	On September 6, 2024, the Company cancelled an aggregate of 7,692 warrants with an exercise price of $97.50 to purchase Class B Subordinate Voting Shares, which were previously granted to a board member.

[f]	On September 6, 2024, the Company granted 7,500 RSUs to an arm’s length party with a price of $4.13 per unit for a total value of $31,009 based on the share price at the date of issuance. The total amount was recognized as share-based compensation expense as the RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

Activity during the nine months ended September 30, 2025:

[g]	On February 7, 2025, a partial amount of the December 2024 Debentures (Tranche 3) was converted into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 14). On February 26, 2025, the remaining amount was converted into an aggregate of 221,237 Class B Subordinate Voting Shares (Note 14). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the December 2024 Debentures (Tranche 3) was 373,814 with a total value of $2,372,839 transferred to share capital.

On March 25, 2025, the full amount of the March 6, 2025 Debenture (Tranche 4) of $100,000 was converted into an aggregate of 25,257 Class B Subordinate Voting Shares with a value of $31,188 (Note 14).

On May 5, 2025, a partial amount of the December 2024 Debentures (Tranches 1 and 2) was converted into an aggregate of 103,534 Class B Subordinate Voting Shares (Note 14). On May 23, 2025, the remaining amount was converted into an aggregate of 105,840 Class B Subordinate Voting Shares (Note 14). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the entire December 2024 Debentures was 209,374 with a total value of $1,603,513 transferred to share capital.

During the nine months ended September 30, 2025, the full amount of the March 28, 2025 Debenture (Tranche 5) was converted into an aggregate of 376,347 Class B Subordinate Voting Shares on various dates (Note 14), with a total value of $4,184,705 transferred to share capital.

[h]	During the nine months ended September 30, 2025, the Company issued an aggregate of 37,192 Class B Subordinate Voting Shares upon the exercise of 37,192 share options with exercise price ranging from C$5.25 to C$6.60 for total gross proceeds of $148,086. Total amount of $232,444 was transferred to share capital. The market prices on the dates of option exercise ranged between C$18 to C$38 per Class B Subordinate Voting Share.

[i]	During the nine months ended September 30, 2025, 152,577 warrants of the Company were issued as part of the issuance of December 2024 Debentures (Tranche 3) (Note 14).

During the nine months ended September 30, 2025, 10,309 warrants of the Company were issued as part of the issuance of March 6, 2025 Debentures (Tranche 4) (Note 14).

During the nine months ended September 30, 2025, 183,920 warrants of the Company were issued as part of the issuance of March 28, 2025 (Tranche 5) (Note 14).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

[j]	During the nine months ended September 30, 2025, 77,191 warrants expired unexercised.

[k]	During the nine months ended September 30, 2025, 8,500 warrants were exercised into 8,500 Class B Subordinate Voting Shares for cash proceeds of $43,257. Total amount transferred to share capital is $99,588, which includes the reversal of warrant liability of $56,331. The warrants were issued as part of the issuance of March 28, 2025 Debentures (Note 12). A total of 418,306 warrants issued in connection with the convertible debentures for Tranches 1 to 5 were exercised on a cashless basis into 346,230 Class B Subordinate Voting Shares.

[l]	During the nine months ended September 30, 2025, 32,690 RSUs were exercised into 32,690 Class B Subordinate Voting Shares. Total of $137,625 was transferred to share capital.

During the nine months ended September 30, 2025, 60,000 RSUs were exercised with a price of $6.30 in exchange for 60,000 Class B Subordinate Voting Shares. Total of $378,000 was transferred to share capital.

[m]	During the nine months ended September 30, 2025, the Company settled an aggregate of $490,971 of amounts owing to various arm’s length creditors through the issuance of 47,785 Class B Subordinate Voting Shares at prices ranging between $7.21 to $29.99 per Class B Subordinate Voting Share. The Company incurred a net gain on settlement of debt of $86,113 for the nine months ended September 30, 2025. This net gain resulted from a significant gain on the settlement of one debt obligation, which fully offset losses recognized on other debt settlements during the period.

[n]	During the nine months ended September 30, 2025, the Company received total proceeds of $439 (C$600) for 12 Class A Multiple Voting Shares at a price of C$50 per share, which are set to be issued subsequent to period end and classified as shares to be issued as at September 30, 2025.

The changes in the number of warrants outstanding during the nine months ended September 30, 2025, and 2024:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	210,370	250.33

Issued	346,806	6.18
Expired	(77,191)	441.33
Exercised	(426,806)	6.33
Outstanding as at September 30, 2025	53,179	236.17

	Number of warrants	Weighted average exercise price
	#	C$

Outstanding as at December 31, 2023	158,831	328.30
Cancelled	(7,692)	97.50
Expired	(20,769)	232.19
Outstanding as at September 30, 2024	130,370	250.33

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Measurement of fair values

During the nine months ended September 30, 2025, a total of 346,806 warrants of the Company were issued in connection with the issuance of the December 2024 Debentures, March 6, 2025 Debentures, and March 28, 2025 Debentures (Note 14). These warrants are classified as derivative liabilities (Note 12 b-e). As of September 30, 2025, the total amount of warrants of 426,806 issued in connection with all tranches of the convertible debentures were fully exercised. As of September 30, 2025, there were no warrants outstanding classified as derivative liabilities.

There were no warrants issued during the nine months ended September 30, 2025, and 2024, under equity.

The following table is a summary of the Company’s warrants outstanding as at September 30, 2025:

		Exercise price	Number outstanding
Expiry Date		C$	#
October 20, 2025	(i)	198.89	53,147
January 16, 2026		1,737.65	26
January 20, 2026		1,737.65	6
		199.83	53,179

(i)	Warrants were issued in US$

16.	Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option is converted into one Class B Subordinate Voting Share on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the nine months ended September 30, 2025, the Company granted a total of 155,692 (2024 – 54,308) share options.

During the nine months ended September 30, 2025, an aggregate of nil (2024 – 904) share options expired.

During the nine months ended September 30, 2025, an aggregate of 37,192 (2024 – 1,446) share options were exercised for total gross proceeds of $148,086. The total contributed surplus of $84,358 was transferred share capital.

During the nine months ended September 30, 2024, the Company cancelled an aggregate of 47,358 options, which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The changes in the number of share options outstanding during the periods ended September 30, 2025, and 2024 are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	42,456	6.97
Granted	155,692	18.60
Exercised	(37,192)	5.53
Outstanding as at September 30, 2025	160,956	18.87
Exercisable as at September 30, 2025	160,956	18.87

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2023	37,856	101.59
Granted	54,308	26.24
Exercised	(1,446)	97.50
Cancelled	(47,358)	95.84
Expired	(904)	352.83
Outstanding as at September 30, 2024	42,456	6.97
Exercisable as at September 30, 2024	34,123	7.30

Measurement of fair values

The fair value of share options granted during the nine months ended September 30, 2025, and 2024, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2025	2024
Grant date share price	C$6.64-C$22.75	C$2.84 - C$72.15
Exercise price	C$6.60-C$24.50	C$5.25 - C$97.50
Expected dividend yield	—	—
Risk free interest rate	2.60% - 2.77%	2.91% - 4.20%
Expected life	2-5 years	2 years
Expected volatility	119 - 136%	66% - 103%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The following table is a summary of the Company’s share options outstanding as at September 30, 2025:

Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
154.39	228	0.41	154.39	228
156.55	228	0.48	156.55	228
5.60	12,500	0.93	5.60	12,500
9.90	50,000	1.48	9.90	50,000
24.50	98,000	4.99	24.50	98,000
18.87	160,956	3.57	18.87	160,956

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU convert into one Class B Subordinate Voting Share at $nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of Class B Subordinate Voting Shares reserved for issuance may not exceed 10% of the aggregate number of Class B Subordinate Voting Shares that are outstanding unless the Board has increased such limit by a Board resolution.

PSUs

There were no PSUs issued during the nine months ended September 30, 2025, and 2024. As at September 30, 2025, there were no PSUs outstanding (December 31, 2024 - Nil).

RSUs

On February 23, 2024, the Company granted 846 RSUs pursuant to the shares for debt transactions. The RSUs vested immediately upon grant and 846 Class B Subordinate Voting Shares were issued with a total fair value of $49,665, which was determined based on the share price of the Company on the date of the grant.

On August 23, 2024, the Company granted an aggregate of 32,690 RSUs at a price of $4.21 per unit for a total value of $137,625 based on the share price at the date of issuance. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control. During the nine months ended September 30, 2025, the Company recognized $88,568 (2024 - $nil) as share-based compensation expense and contributed surplus. On April 3, 2025, the total amount of 32,690 RSUs were exercised and converted into 32,690 Class B Subordinate Voting Shares.

On September 6, 2024, the Company granted 7,500 RSUs at a price of $4.13 per unit for a total value of $31,009 based on the Class B Subordinate Voting Share price at the date of issuance, which was recognized as share-based compensation expense. The RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

On April 15, 2025, the Company granted 60,000 RSUs at a price of $6.30 per unit for a total value of $378,000, which was recognized as share-based compensation expense. The RSUs vested immediately upon issuance and were exercised and converted into 60,000 Class B Subordinate Voting Shares for the same value during the nine months ended September 30, 2025.

On August 15, 2025, the Company granted a total of 1,600 RSUs to two individuals for 800 RSUs each, with the following vesting conditions:

First Vesting Tranche of 500 RSUs: i. The filing of an investigational new drug (“IND”) application with the U.S. FDA, or an equivalent regulatory filing in another country for the start of a clinical trial for Lucid-MS. This condition must be met within one year of the date of this resolution. If not achieved within one year, no RSUs vest under this tranche.

Second Vesting Tranche of 300 RSUs: i. Receipt of a no-objection letter or an equivalent regulatory approval from the U.S. FDA or other regulatory institution permitting the commencement of the clinical trial associated with the IND filing in the First Vesting Tranche.

During the nine months ended September 30, 2025, the Company recognized $4,527 as share-based compensation expense related to the portion vested using a price of $22.45 on the date of issuance.

On September 26, 2025, the Company granted 96,000 RSUs at a price of $16.32 per unit with a maturity of March 31, 2026. The Company recognized a value of $33,693 as share-based compensation expense related to the vested portion during the nine months ended September 30, 2025.

The change in the number of RSUs during the nine months ended September 30, 2025, and 2024, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2024	32,690
Granted	157,600
Converted to common shares	(92,690)
Outstanding as at September 30, 2025	97,600

Number of RSUs
#
Outstanding as at December 31, 2023	—
Granted	41,036
Converted to common shares	(8,346)
Outstanding as at September 30, 2024	32,690

The Company recognized share-based compensation as follows for the three and nine months ended September 30, 2025, and 2024:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Share options (i)	957,974	31,547	1,632,261	200,814
RSUs	38,220	33,877	504,789	33,877
	996,194	65,424	2,137,050	234,691

(i)	Includes $36,875 share-based compensation from Unbuzzd for the nine months ended September 30, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

17.	Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Unbuzzd on July 31, 2023. As of September 30, 2025, the Company has a 19.86% (December 31, 2024 – 22.95%) ownership interest in Unbuzzd through Unbuzzd Common Shares. The non-controlling interest represents the Unbuzzd Common Shares not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2024	(1,040,306)
Net loss for the period	(104,989)
Balance, September 30, 2025	(1,145,295)

The condensed consolidated interim financial statements incorporate the assets and liabilities of Unbuzzd as of September 30, 2025.

18.	Loss per share

Net loss per Class B Subordinate Voting Share represents net loss attributable to common shareholders divided by the weighted average number of Class B Subordinate Voting Shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs, RSUs and convertible debentures. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the nine months ended September 30, 2025, and 2024:

	September 30, 2025	September 30, 2024
	#	#
Warrants	53,179	130,370
Share Options	160,956	42,456
RSUs	97,600	32,690
	311,735	205,516

19.	General and administrative

Components of general and administrative expenses for the three and nine months ended September 30, 2025, and 2024 were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Professional fees	735,946	618,906	2,694,238	2,435,706
Investor relations	546,058	543,327	1,686,685	1,376,543
Salaries, wages and benefits	1,180,735	1,409,817	1,994,965	2,225,956
Consulting fees	156,378	281,326	436,877	704,779
Office and general administrative	402,325	288,702	898,614	638,731
Foreign exchange loss (gain)	19,932	107,952	(28,619)	97,810
	3,041,374	3,250,030	7,682,760	7,479,525

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

20.	Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices. The Biopharmaceutical segment primarily earns interest income on excess cash on hand invested in short-term guaranteed investment certificates.

The Company’s Strategic Investments segment is focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company’s total current and non-current assets and current and non-current liabilities as of September 30, 2025, and December 31, 2024, on a segmented basis:

	As at September 30, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	6,485,170	2,858,066	9,343,236
Non-current assets	4,809,992	—	4,809,992
Current liabilities	6,646,480	—	6,646,480
Non-current liabilities	—	—	—

	As at December 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	8,620,407	3,432,340	12,052,747
Non-current assets	5,066,477	—	5,066,477
Current liabilities	6,678,992	—	6,678,992
Non-current liabilities	—	—	—

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

The following tables summarize the Company’s interest income, total operating expenses, and net loss for the three and nine months ended September 30, 2025, and 2024 on a segmented basis:

	For the nine months ended September 30, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(69,438)	(188,931)	(258,369)
Total operating expenses	12,928,428	561	12,928,989
Net (loss) income	(23,442,178)	188,370	(23,253,808)

	For the three months ended September 30, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(44,710)	(55,710)	(100,420)
Total operating expenses	4,678,014	113	4,678,127
Net (loss) income	(4,803,197)	55,597	(4,747,600)

	For the nine months ended September 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(1,998)	(438,818)	(440,816)
Total operating expenses	9,894,725	307	9,895,032
Net (loss) income	(9,897,762)	438,511	(9,459,251)

	For the three months ended September 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(14,107)	(149,761)	(163,868)
Total operating expenses	4,181,008	62	4,181,070
Net (loss) income	(4,165,026)	149,699	(4,015,327)

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

21.	Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible for paying revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimated at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the condensed consolidated interim statements of loss and comprehensive loss in that period.

GBB Drink Lab, Inc. (“GBB”)

On May 12, 2023, the Company announced receipt of a lawsuit filed in United States District Court for the Southern District of Florida by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claims that its assets were, as of August 30, 2022 (prior to the misappropriation and material breach) valued at US$53,047,000. The Company believes the allegations are without merit and continues to defend itself in the lawsuit.

On June 23, 2023, the Company filed a motion to dismiss GBB’s Amended Complaint, which the Court denied on January 8, 2024. On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company), and a counterclaim against GBB. The Company alleges that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach. On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Company plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the Company’s best interests. GBB and Romano have denied the allegations in their respective answers.

Discovery ended in July 2025. On July 21, 2025, the parties filed various pre-trial motions. These motions included the Company’s motion for summary judgment, which seeks judgment in the Company’s favor on all GBB’s claims. Likewise, GBB filed a motion for summary judgment on its breach of contract claim and Romano filed a motion for summary judgment seeking to have all claims against him dismissed.  If summary judgment motions do not resolve the case, it is expected to proceed to trial in November 2025.

On October 9, 2025, the U.S. District Court for the Southern District of Florida issued an order granting Givens Pursley LLP’s motion to appear as counsel, thereby officially appointing them as the Company’s counsel and relieving Blank Rome LLP of its duties and officially reset the trial to commence in January 2026.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Raza Bokhari

On May 21, 2025, the Company entered into a comprehensive settlement agreement with Dr. Raza Bokhari, its former CEO, resolving all outstanding litigation in Canada and the U.S. This concludes disputes originating from Dr. Bokhari’s 2021 termination and subsequent legal actions, including:

●	A wrongful dismissal arbitration (initially claiming $30.2 million), dismissed in 2022 with costs awarded to the Company.

●	Multiple court proceedings related to share cancellations, indemnification claims, and U.S. enforcement of arbitration awards.

The Company received a one-time payment of $2,350,000, recorded as other income during the period ended September 30, 2025. All outstanding cost awards and claims were mutually waived.

This settlement eliminated all future legal uncertainties and associated costs, which confirmed a $2.35 million payment from Dr. Bokhari to fully resolve all outstanding claims in Canada and the United States.

Deferred Income

On December 24, 2024, the Company entered into a Prepaid Forward Purchase Agreement (the “Purchase Agreement”) with Sports Coat LLC (“Buyer”). Under the terms of the agreement, the Buyer agreed to provide financing of US$1,000,000 to the Company in exchange for the right to receive a portion of the proceeds from certain ongoing litigations.

These litigations include, but are not limited to, claims relating to either:

●	Alleged market manipulation involving FSD Pharma Inc., Quantum BioPharma Ltd., or any other related entity; or

●	Matters involving Dr. Raza Bokhari.

The financing provided under the Purchase Agreement is non-recourse, which stipulates that the Company is not obligated to repay the $1,000,000 if no proceeds are realized from the litigations. The Buyer assumes the risk of loss in the event of non-collection of litigation proceeds. The agreement does not include a predefined repayment schedule, a specified due date, or a general pledge of the Company’s assets as collateral for repayment.

The Purchase Agreement specifies events of default, including failure to pay amounts due, breach of material terms, termination of legal representation without cause, misrepresentation, misappropriation of litigation proceeds, insolvency, or challenges to the agreement’s validity. In such cases, the Buyer may declare the full amount immediately due and enforce its security interest.

The Company received the full $1,000,000, which has been recorded as deferred income as at December 31, 2024.

During the nine months ended September 30, 2025, the Company received $2,350,000 in litigation proceeds as part of a settlement related to the Raza Bokhari Claims. In accordance with the agreement with the Buyer, the Company paid $1,420,000 to the Buyer, representing the full repayment of the principal and the additional return calculated under the Purchase Agreement. The $1,000,000 initially recorded as deferred income was recognized as other income during the nine months ended September 30, 2025. The remaining settlement proceeds of $930,000 were also recognized as other income.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Lawsuit against CIBC World Markets, RBC Dominion Securities, and John Does 1-10

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024. The Company is seeking damages of more than US$700 million. On May 1, 2025, the Company filed an amended complaint, in response to the Motion to Dismiss filed by the banks on January 31, 2025.

The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in “spoofing,” an unlawful trading practice, to manipulate the market price of Quantum’s shares. The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum’s share price was declining. This practice allegedly “tricked” other investors into selling their shares at lower prices, driving the company’s share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded. The Company claims to have suffered significant damage and seeks to recover more than USD $700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants’ spoofing activities. The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

The defendants filed a joint motion to dismiss the case, which the Company opposed on July 31, 2025. The Company argues that the complaint sufficiently alleges market manipulation and fraud and continues to seek damages exceeding $700 million.

22.	Related party transactions

Related parties and related party transactions impacting the condensed consolidated interim financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain individuals performing similar functions.

Key management personnel are those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the three and nine months ended September 30, 2025, is $21,733 and $82,096, respectively (2024 – $31,294 and $131,010, respectively).

b)	During nine months ended September 30, 2025, the Company granted 120,692 options to officers and employees of the Company, each with exercise prices ranging from C$6.60 to C$24.50 and expiring 2-5 years from the date of issuance.

c)	During the year ended December 31, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan had a maturity date of April 26, 2025, and was part of FSD Strategic Investments’ portfolio of finance receivables. During the year ended December 31, 2024, a payment of C$400,000 was made by the CEO, and monthly payments were subsequently reduced to C$4,000. During the nine months ended September 30, 2025, the CEO made a payment of C$800,000 towards the loan, thereby settling the total debt outstanding owed to FSD Strategic Investments.

d)	During the nine months ended September 30, 2025, the Company accrued management bonuses of $645,570.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Key management personnel compensation during the three and nine months ended September 30, 2025, and 2024, is comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	852,935	1,217,268	1,277,708	1,693,796
Share-based payments	869,908	21,530	2,186,391	2,366,146
	1,722,843	1,238,798	3,464,099	4,059,942

As at September 30, 2025, the Company has $Nil owing to related parties included in accounts payable and accrued liabilities (December 31, 2024 - $Nil).

23.	Capital Management

The Company defines capital as the aggregate of its capital stock and borrowings and convertible debentures.

As at September 30, 2025, the Company’s share capital was $169,027,792 (December 31, 2024 – $150,470,325). The Company does not have any long-term debt.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements. There were no changes in capital management during the periods ended September 30, 2025, and 2024.

24.	Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by real estate properties, and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as timing of payments, loan to value, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

●	Foreign currency risk

Foreign currency risk arises with financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash, investments and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at September 30, 2025

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at September 30, 2025.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items, or they are being carried at fair value or, for notes payable, interest payables and convertible debentures are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2025, and 2024

Financial instruments recorded at fair value on the condensed consolidated interim statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. During the period ended September 30, 2025, there were no transfers of amounts between levels.

25.	Subsequent Events

●	On October 16, 2025, the note payable to RH Capital referenced in Note 13(iv) was fully settled. The settlement was funded by a tax rebate of $888,486 (AUD 1,364,385) awarded to FSD Australia by the Australian government. The funds were applied to extinguish the outstanding balance of the note, which was recorded at $674,756 as at September 30, 2025. This resulted in net proceeds of $242,000 (AUD 339,000).

●	On October 20, 2025, 53,147 warrants expired unexercised, with a strike price of $276.90.

●	On October 31, 2025, the Company filed a prospectus supplement to its effective shelf registration statement, pursuant to which it may from time to time offer and sell up to $21,225,000 of its Class B Subordinate Voting Shares through an at-the-market offering program.